Exhibit 99.8

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors Minera Andes Inc.

We consent to the inclusion in this annual report on Form 40-F of:

•

our auditors’ report dated March 31, 2010 on the consolidated balance sheet of Minera Andes Inc. (“the Company”) as at December 31, 2009, and the consolidated statements of operations and other comprehensive income (loss) and cash flows for the year ended December 31, 2009

•	and our Comments by Auditors for US Readers on Canada-US Reporting Differences, dated March 31, 2010

•	our auditors’ report on reconciliation to United States GAAP dated March 31, 2010

•	our Report of Independent Registered Public Accounting Firm dated March 31, 2010 on the Company’s internal control over financial reporting as of December 31, 2009 each of which is contained in or incorporated by reference in this annual report on Form 40-F of the Company for the fiscal year ended December 31, 2009.

(Signed) KPMG LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Canada
March 31, 2010